SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CONSOLIDATED EDISON, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Consolidated Edison, Inc. (“Claimant”) is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, which acquires and holds securities of other corporations. Claimant’s principal place of business is 4 Irving Place, New York, N.Y. 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. (“Con Edison”), a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, an approximately 660 square mile service area with a population of more than 9 million. It also supplies gas in Manhattan, the Bronx and parts of Queens and Westchester, and steam in part of Manhattan. Claimant holds all of Con Edison’s Common Stock. Con Edison’s principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

1. Davids Island Development Corp. (“DIDCO”), a corporation organized and existing under the laws of the State of New York. DIDCO was formed in order to purchase properties in Dutchess County and Columbia County, for the construction of new electric generating facilities. Con Edison determined that these sites were no longer needed, and is in the process of disposing of the remaining property. DIDCO is a wholly owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

2. D.C.K. Management Corp. (“DCK”), a corporation organized and existing under the laws of the State of New York. It owns real property in the City of New York. DCK is a wholly owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

3. Honeoye Storage Corporation (“Honeoye”), a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. Honeoye is 28.81 percent owned by Con Edison. Its principal place of business is 4511 Egypt Road, Canandaigua, N.Y. 14424.

4. Steam House Leasing LLC (“SHL”), a Delaware limited liability company, which leases a steam generating plant that produces steam for Con Edison’s steam distribution business. SHL is a wholly owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

B. Orange and Rockland Utilities, Inc. (“O&R”), a public utility organized and existing as a corporation under the laws of the State of New York. O&R provides service to over 215,000 electric and 123,000 gas customers in New York in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County. Claimant holds all of O&R’s Common Stock. O&R’s principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. O&R has the following subsidiaries:

1. Rockland Electric Company (“RECO”), a public utility organized and existing as a corporation under the laws of the State of New Jersey. RECO provides service to over 70,000 electric customers in New Jersey in the northern parts of Bergen and Passaic Counties and small areas in northern Sussex County. RECO is wholly owned by O&R. RECO’s principal place of business is 82 East Allendale Avenue, Saddle River, New Jersey 07458.

a. Rockland Electric Company Transition Funding LLC (“Transition Funding”), a Delaware limited liability company. Transition Funding was formed to purchase Bondable Transition Property from RECO, as authorized by the New Jersey Board of Public Utilities, and to issue Bonds secured by such property. Transition Funding is wholly owned by RECO. Its principal address/registered office is 103 Foulk Road, Suite 202, Wilmington, Delaware 19803.

2. Pike County Light & Power Company (“Pike”), a public utility organized and existing as a corporation under the laws of the Commonwealth of Pennsylvania. Pike provides service to over 4,400 electric customers and about 1,100 gas customers in the northeastern corner of Pike County, Pennsylvania. Pike is wholly owned by O&R. Pike’s principal place of business is c/o Beecher, Rose & Klemeyer, 402 Broad Street, Milford, Pennsylvania 18337.

3. Clove Development Corporation (“Clove”), an inactive real estate sales company, organized and existing as a corporation under the laws of the State of New York. Clove no longer owns any real estate. Its sole assets are cash and mortgage receivables. Clove is wholly owned by O&R. Clove’s principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

4. O&R Development, Inc. (“ORDEVCO”), a commercial real estate development company, organized and existing as a corporation under the laws of the State of Delaware. ORDEVCO’s principal asset is land located at the Interchange Commerce Center in Harriman, N.Y. ORDEVCO is wholly owned by O&R. ORDEVCO’s principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

C. Consolidated Edison Solutions, Inc. (“CES”), a corporation organized and existing under the laws of the State of New York. CES is in the business of providing wholesale and retail energy and related services. It is a wholly owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 300 East, White Plains, N.Y. 10604. CES has the following subsidiaries:

1. CES/AEI/OLF Cogeneration L.L.C. (“CAO”), a New York limited liability company in which CES has a 50% interest. CAO was formed to own, operate, and maintain a distributed generation facility located in the Bronx, N.Y. CAO’s principal place of business is c/o Consolidated Edison Solutions, Inc., 701 Westchester Avenue, Suite 300 East, White Plains, N.Y. 10604.

2. Illinois Power Energy, Inc. (“IPE”), a corporation organized and existing under the laws of the State of Delaware. It markets retail electricity to commercial and industrial customers in the State of Illinois. IPE is 10% owned by CES. Its principal place of business is 1000 Louisiana Street, Suite 5800 Houston, Texas 77002.

D. Consolidated Edison Development, Inc. (“CEDI”), a corporation organized and existing under the laws of the State of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects. It is a wholly owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries:

1. Con Edison Development Guatemala, Ltd. (“CEDG”), a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

a. Energy Finance Partners of Central America (“EPCA”), a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in an electric power project in Guatemala. CEDG owns an approximately 99.99% interest in EPCA. EPCA’s principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. EPCA has the following subsidiary

(i) EPCA has a 49% interest in Generadora Electrica del Norte, Limitada, (“GENOR”) a foreign utility company. See Item 4, below.

2. Consolidated Edison Leasing, LLC (“CEL”), a limited liability company organized and existing under the laws of the State of Delaware. CEL has an investment in a leveraged lease transaction. It is a wholly owned subsidiary of CEDI. CEL’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

3. Con Edison Leasing, LLC. (“CELLLC”), a limited liability company organized and existing under the laws of the State of Delaware. CELLLC has an investment in a leveraged lease transaction. It is a wholly owned subsidiary of CEDI. CELLLC’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

4. CED Ada, Inc. (“CEDA”), a corporation organized and existing under the laws of the State of Delaware. CEDA was organized to invest in a power plant in Michigan. It is a wholly owned subsidiary of CEDI. CEDA’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDA has the following subsidiary:

a. CED/DELTA Ada, LLC. (“CDA”), a limited liability company organized and existing under the laws of the State of Delaware. CEDA owns an approximate 96 percent interest in CDA. CDA’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006. CDA has the following subsidiary:

(i) Ada Cogeneration Limited Partnership (“ACLP”), a limited partnership, organized and existing under the laws of the State of Michigan. It owns a 30 MW gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policy Act of 1977 in Ada, Michigan. CDA owns a 49.5 percent limited partnership interest and a 0.5 percent general partnership interest in ACLP. ACLP’s principal place of business is Ada, M.I.

5. CED/SCS Newington, LLC (“CED/SCS”), a Delaware limited liability company, approximately 95% of which is owned by CEDI. Its principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006. CED/SCS has the following subsidiary:

a. Newington Energy, LLC (“NELLC”), which qualifies as an exempt wholesale generator (“EWG”). See Item 4.

6. CED Generation Holding Company, LLC (“CED Holding”), a Delaware limited liability company. It is wholly owned by CEDI. CED Holding’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006. CED Holding has the following subsidiaries:

a. CED Operating Company, LLC (“CED Operating”), a Delaware limited liability company. CED Operating provides operating and administrative services to Lakewood Cogeneration, L.P. (“Lakewood Cogen”). CED Operating’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

b. CED-Lakewood, Inc. (“CEDL”), a New York corporation wholly-owned by CED Holding, which in turn owns 100% of CED Generation Lakewood Company. CEDL owns a 1% general partnership interest in Lakewood Cogen. CEDL’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

c. CED Generation Lakewood Company (“CGLC”), a Delaware Corporation wholly owned by CEDL. CGLC also own a 1% general partnership interest in Lakewood Cogen. CGLC’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

d. Lakewood Cogen qualifies as an EWG. See Item 4.

7. Ocean Peaking Power, L.L.C. (“OPP”), which qualifies as an EWG. See Item 4.

8. Consolidated Edison Energy Massachusetts, Inc. (“CEEMI”), which qualifies as an EWG. See Item 4.

9. CEDST, LLC (“CEDST”), a Delaware limited liability company, wholly owned by CEDI. CEDST’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDST has the following subsidiary:

a. CED 42, LLC (“CED42”), a Delaware limited liability company, wholly owned by CEDST. CED42 and CEDST were formed to invest in a low-income housing transaction, which will generate tax credits under Section 42 of the Internal Revenue Code of 1986, as amended. CED42’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006

10. CED Rock Springs, LLC (“CEDRS”), (formerly CED Rock Springs, Inc.), which qualifies as an EWG. See Item 4.

11. Con Edison Development Acquisition and Finance, Ltd. (“CEDAF”), a corporation organized under the laws of the Cayman Islands. CEDAF owns a ..01% interest in EPCA. It is wholly owned by CEDI. CEDAF’s principal place of business is Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies.

12. CED Generation Holding Company II, LLC (“CED Holding II”), a Delaware limited liability company. CED Holding II was organized in connection with a proposed corporate reorganization, which was never executed. CED Holding II’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

E. Consolidated Edison Energy, Inc. (“CEEI”), a corporation organized and existing under the laws of the State of New York. CEEI is an energy trading company that markets specialized energy supply services to wholesale customers. CEEI is a wholly owned subsidiary of Claimant. CEEI’s principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604. CEEI has the following subsidiary:

1. Competitive Shared Services, Inc. (“CSSI”), a corporation organized and existing under the laws of the State of New York. CSSI provides accounting and other services to CES, CEDI, CEEI and CEC Holding. CSSI is a wholly owned subsidiary of CEEI. CSSI’s principal place of business is 701 Westchester Avenue, Suite 300 East, White Plains, N.Y. 10604.

F. Consolidated Edison Communications Holding Company, Inc. (“CEC Holding”), a corporation organized and existing under the laws of the State of New York. CEC Holding is a wholly owned subsidiary of Claimant. Claimant has signed an agreement to sell 100 percent of CEC Holding to a third party. CEC Holding’s principal place of business is 55 Broad Street, New York, N.Y. 10004. CEC Holding has the following subsidiaries:

1. CEC Holding Member, Inc. (“CEC Member”), a corporation organized and existing under the laws of the State of New York. CEC Member is the non-managing member of Con Edison Communications, LLC (“CECLLC”). CEC Member is a wholly owned subsidiary of CEC Holding. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

2. Con Edison Communications, Inc. (“CECI”), a corporation organized and existing under the laws of the State of New York. CECI is the managing member of CECLLC. CECI is a wholly owned subsidiary of CEC Holding. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

3. Con Edison Communications, LLC (“CECLLC”), a limited liability company organized and existing under the laws of the State of New York. CECLLC owns, leases, operates or invests in facilities used for telecommunications or otherwise competes in the telecommunications industry. CEC Member has a 99% interest and CECI has a 1% interest in CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004. CECLLC has the following subsidiary:

a. Consolidated Edison Communications of Virginia, Inc. (“CECOV”), a corporation organized and existing under the laws of the State of Virginia. CECOV was formed to own, lease, operate or invest in facilities used for telecommunications or otherwise compete in the telecommunications industry within the Commonwealth of Virginia. To date, no telecommunications activities have occurred within Virginia. CECOV is a wholly owned subsidiary of CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

G. Consolidated Edison, Inc. (originally incorporated as CWB Holdings, Inc.), a corporation organized and existing under the laws of the State of Delaware and wholly-owned by Claimant which owns a 99% interest in each of N Acquisition LLC and X Holding LLC, each of which is a limited liability company organized and existing under the laws of Massachusetts. N Acquisition LLC owns the remaining 1% interest in X Holding LLC and X Holding LLC owns the remaining 1% interest in N Acquisition LLC. These entities were established in connection with Claimant’s October 1999 agreement to acquire Northeast Utilities and are collectively referred to herein as the “Merger Subs.” The Merger Subs’ principal place of business is c/o Consolidated Edison, Inc., 4 Irving Place, New York, N.Y. 10003.

H. Ambient Corporation (“Ambient”), a corporation organized and existing under the laws of the State of Delaware. Ambient is a development stage corporation engaged in the design, development, and marketing of power line communications technologies. It is 26.5% owned by Claimant. Ambient’s principal place of business is 79 Chapel Street, Newton, Massachusetts 02458.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

See Item 2 of Claimant’s Annual Report on Form 10-K for the year ended December 31, 2004 (which information is incorporated herein by reference).

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

	Electric (kWhrs) Retail	Electric (kWhrs) Wholesale	Gas (Dth) Retail
Claimant	None	None	None
Con Edison	29,870,420,000	2,118,000	97,643,391
O&R	2,367,333,877	None	14,889,613
RECO	1,447,464,739	None	None
Pike	67,095,609	None	140,016

(b)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

	Electric (kwhrs)	Gas (Dth)
Claimant	None	None
Con Edison	None	None
O&R	None	None
RECO	None	N/A
Pike	None	None

(c)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electric (kwhrs)		Gas (Dth)
Claimant	None		None
Con Edison	2,118,000		118,515	*
O&R	None	**	*	*
RECO	None		N/A
Pike	None		None

*	Includes gas sold to energy service companies at the pipeline metering facilities in New York.

**	Excludes energy purchased sold to RECO or Pike.

(d)	Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	Electric (kwhrs)		Gas (Dth)
Claimant	None		None
Con Edison	8,115,000		153,595,886	*
O&R	None		*
RECO	209,110,519	**	N/A
Pike	74,933,612	**	*	*

*	Includes gas purchased from energy service companies operating in New York pursuant to balancing obligations and gas purchased at the pipeline’s metering facilities in New York. Gas is purchased jointly for Con Edison and O&R with costs allocated based upon throughput and other factors.

**	RECO and Pike purchase energy from O&R at state line.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Generadora Electrica del Norte, Limitada (“GENOR”) is a foreign utility company, organized and existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR owns and operates a 42 MW electric generating facility in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. Electric energy generated by the facility is sold to industrial and wholesale customers in Guatemala and El Salvador. See Item 1.D.1. The company’s principal place of business is Edificio Murano Center, Oficina 1001, 14 Calle 3-51, Zona 10, Guatemal City, Guatemala, CA 01010.

NELLC operates a 525 MW electric generating facility in Newington, New Hampshire, which qualifies as an EWG. The company’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

CEEMI owns and operates 281 MW of generation facilities, most of which was acquired from Western Massachusetts Electric Company. CEEMI’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

Lakewood Cogen owns a 236 MW power plant located in Lakewood, New Jersey. Lakewood Cogen’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

OPP owns a 333 MW power plant located in Lakewood, New Jersey. OPP’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

CEDRS owns a 333 MW power plant located in Rock Springs, Maryland. CEDRS’s principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, N.Y. 10006.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Claimant owns 100% of CEDI. CEDI owns 100% of CEDG, which owns 99.99% of EPCA. CEDI owns 100% of CEDAF, which owns 0.01% of EPCA. EPCA owns 49% of GENOR.

Claimant owns 100% of CEDI, which owns 95% of CED/SCS, which owns 100% of NELLC.

Claimant owns 100% of CEDI, which owns 100% of CEEMI.

Claimant owns 100% of CEDI, which owns 100% of CED Holding, which owns 80% of Lakewood Cogen (78% directly and 2% indirectly through 100% ownership in CEDL and CGLC which own 1% each).

Claimant owns 100% of CEDI, which owns 100% of OPP.

Claimant owns 100% of CEDI, which owns 100% of CEDRS.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

At December 31, 2004, Claimant, directly or indirectly, had capital invested, including loans, in GENOR, NELLC, CEEMI, Lakewood Cogen, OPP and CEDRS of $10.8 million, $30.3 million, $90.4 million, $74.5 million, $151.1 million and $139.9 million, respectively. Claimant’s investment in GENOR is in the form of an Aportaciones de Capital interest (similar to a limited liability company interest). Claimant’s investments in NELLC and OPP are in the form of a limited liability company investment. Claimant’s investments in CEEMI and CEDRS are that of a stockholder. Claimant’s investment in Lakewood Cogen is in the form of a limited partnership interest.

NELLC entered into an operating lease arrangement with a limited partnership (Lessor) to finance the purchase, installation, assembly and construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire (Newington Project). See Note T to Claimant’s financial statements in Item 8 of Claimant’s Annual Report on Form 10-K for the year ended December 31, 2004 (which information is incorporated herein by reference).

CEDI issued a standby/documentary letter of credit relating to the operations of Lakewood Cogen. This letter of credit which is payable on demand, collateralizes the company’s obligations to third parties and is irrevocable and non-renewable. The outstanding letter of credit as of December 31, 2004 was $7 million.

CEDG has issued a guarantee to support certain obligations relating to the operations of the GENOR project. This guarantee has a maximum amount that cannot exceed $2.0 million, is payable on demand, and supports GENOR’s obligations to a third party.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

GENOR’s capitalization was $22.3 million at September 30, 2004 and it had a net loss of $3.5 million for the twelve months ended September 30, 2004. Claimant does not have more recent information.

NELLC’s capitalization was $348.2 million at December 31, 2004 and it had a net loss of $32.6 million for the year then ended.

CEEMI’s capitalization was $90.4 million at December 31, 2004 and it had a net loss of $2.4 million for the year then ended.

Lakewood Cogen’s capitalization was $277.9 million at December 31, 2004 and it had a net loss of $0.8 million for the year then ended.

OPP’s capitalization was $152.4 million at December 31, 2004 and it had net income of $5.2 million for the period then ended.

CEDRS’ capitalization was $141.3 million at December 31, 2004 and it had net income of $0.8 million for the period then ended.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

CEEI markets electricity generated by, and provides services to, CEEMI, NELLC, OPP and CEDRS. The fees and revenues from such arrangements are not material to Claimant.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating financial statements are attached hereto as Exhibit A.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

An organizational chart is attached hereto as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February 2005.

CONSOLIDATED EDISON, INC.

By:	/S/ EDWARD J. RASMUSSEN
Edward J. Rasmussen Vice President and Controller

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter J. Barrett

Associate General Counsel/Assistant Secretary

Consolidated Edison Company of New York, Inc.

4 Irving Place, Room 1618S

New York, N.Y. 10003

Exhibit A

CEI Consolidating Balance Sheet - December 31, 2004

	CEI Holding	CECONY Consolidated	Consolidated Orange and Rockland Utilities, Inc.	Con Edison Communications Consolidated	Con Edison Development	Con Edison Energy
ASSETS
UTILITY PLANT
Utility Plant	—	16,832,609,972.80	1,269,432,218.06	—	—	—
Less: Accumulated depreciation	—	(3,905,913,853.99)	(382,143,271.70)	—	—	—
Construction work in progress	—	1,327,930,001.70	25,529,524.56	—	—	—

NET UTILITY PLANT	—	14,254,626,120.51	912,818,470.92	—	—	—

NON-UTILITY PLANT
Unregulated generating assets less accumulated Depreciation	—	—	—	—	823,717,368.73	—
Non-utility property less accumulated depreciation	—	19,126,789.38	378,363.73	—	6,021,745.63	1,757,534.38
Non-utility property held for sale				47,317,258.98	18,000,000.00
Construction work in progress	—	—	—	—	—	—

NET PLANT	—	14,273,752,909.89	913,196,834.65	47,317,258.98	847,739,114.36	1,757,534.38

CURRENT ASSETS
Cash and temporary cash investments	2,120,948.29	9,597,874.69	12,011,076.27	—	3,769,331.10	(11,121.18)
Restricted cash	—	—	1,849,762.14	—	15,812,987.48	—
Accounts receivable- customers, less allowance for uncollectible accounts	—	665,745,286.10	50,208,078.92	—	8,780,419.67	—
Accrued unbilled revenue	—	—	28,282,885.47	—	—	—
Other receivables, less allowance for uncollectible accounts	613,445.62	112,691,433.02	4,732,340.49	—	306,389.50	60,769,906.37
Receivables from affiliated companies	7,384,728.13	115,123,530.85	24,977,686.70	—	21,880,023.34	30,245,067.99
Fuel oil, at average cost	—	24,426,994.00	—	—	7,811,942.46	—
Gas in storage, at average cost	—	125,487,834.54	42,528,760.70	—	—	(214,214.00)
Materials and supplies, at average cost	—	93,755,735.46	5,597,989.50	—	5,330,827.38	—
Prepayments	—	73,392,078.79	12,197,058.57	—	4,679,984.81	1,330,859.15
Current assets held for sale	—	—	—	3,929,198.06	—	—
Other current assets	107,169,523.87	85,449,951.79	19,701,044.64	—	—	18,006,875.04

TOTAL CURRENT ASSETS	117,288,645.91	1,305,670,719.24	202,086.683.40	3,929,198.06	68,371,905.74	110,127,373.37

INVESTMENTS
Other Investments	6,040,070.05	3,079,361.20	—	—	247,500,172.24	—
Investment in Subsidiaries	8,133,523,849.78	—	(0.12)	—	0.00	—

INVESTMENTS	8,139,563,919.83	3,079,361.20	(0.12)	—	247,500,172.24	—

DEFERRED CHARGES, REGULATORY ASSETS and NONCURRENT ASSETS
Goodwill	409,404,213.00	—	—	—	—	—
Intangible assets, less accumulated amortization	—	—	—	—	98,378,897.74	—
Prepaid pension costs	—	1,441,506,140.54	—	—	—	—
Regulatory Assets	—	2,009,738,766.00	254,055,058.48	—	—	—
Other deferred charges and noncurrent assets	10,638,406.24	210,579,496.71	21,755,092.35	—	7,943,730.64	7,314,573.00
Noncurrent asset held for sale				380,755.27

TOTAL DEFERRED CHARGES, REGULATORY ASSETS AND NON CURRENT ASSETS	420,042,619.24	3,661,824,403.25	275,810,150.83	380,755.27	106,322,628.38	7,314,573.00

TOTAL ASSETS	8,676,895,184.98	19,244,327,393.58	1,391,093,668.76	51,627,212.31	1,269,933,820.72	119,199,480.75

	Con Edison Solutions	Corporate Consolidating Entries	Non-Regulated Company Eliminations	CEI Eliminations	Consolidated Edison, Inc.
ASSETS
UTILITY PLANT
Utility Plant	—	—	—	—	18,102,042,190.86
Less: Accumulated depreciation	—	—	—	—	(4,288,057,125.69)
Construction work in progress	—	—	—	—	1,353,459,526.26

NET UTILITY PLANT	—	—	—	—	15,167,444,591.43

NON-UTILITY PLANT
Unregulated generating assets less accumulated Depreciation	—	17,704,157.39	—	—	841,421,526.12
Non-utility property less accumulated depreciation	5,658,586.43	(2,127,081.09)	—	—	30,815,938.46
Non-utility property held for sale					65,317,258.98
Construction work in progress	969,261.43	—	—	—	969,261.43

NET PLANT	6,627,847.86	15,577,076.30	—	—	16,105,968,576.42

CURRENT ASSETS
Cash and temporary cash investments	(1,034,284.13)	—	—	—	26,453,825.04
Restricted cash	0.00	—	—	—	17,662,749.62
Accounts receivable- customers, less allowance for uncollectible accounts	34,979,249.93	—	—	—	759,713,034.62
Accrued unbilled revenue	44,866,426.27	—	—	—	73,149,311.74
Other receivables, less allowance for uncollectible accounts	118,676.43	—	—	—	179,232,191.43
Receivables from affiliated companies	(4,139,788.93)	—	(14,764,142.81)	(180,707,105.27)	—
Fuel oil, at average cost	—	—	—	—	32,238,936.46
Gas in storage, at average cost	1,872,331.58	—	—	—	169,674,712.82
Materials and supplies, at average cost	—	—	—	—	104,684,552.34
Prepayments	932,178.79	—	—	—	92,532,160.11
Current assets held for sale	—	—	(5,010.00)	816,800.00	4,740,988.06
Other current assets	20,207,422.92	—	4,644,537.00	—	255,179,355.26

TOTAL CURRENT ASSETS	97,802,212.86	—	(10,124,615.81)	(179,890,305.27)	1,715,261,817.50

INVESTMENTS
Other Investments	—	—	—	—	256,619,603.49
Investment in Subsidiaries	—	—	—	(8,133,523,850.45)	(0.79)

INVESTMENTS	—	—	—	(8,133,523,850.45)	256,619,602.70

DEFERRED CHARGES, REGULATORY ASSETS and NONCURRENT ASSETS
Goodwill	—	(3,602,672.94)	—	—	405,801,540.06
Intangible assets, less accumulated amortization	1,730,353.31	—	—	—	100,109,251.05
Prepaid pension costs	—	—	—	—	1,441,506,140.54
Regulatory Assets	—	—	—	—	2,263,793,824.48
Other deferred charges and noncurrent assets	12,649,968.62	—	—	—	270,881,267.56
Noncurrent asset held for sale					380,755.27

TOTAL DEFERRED CHARGES, REGULATORY ASSETS AND NON CURRENT ASSETS	14,380,321.93	(3,602,672.94)	—	—	4,482,472,778.96

TOTAL ASSETS	118,810,382.65	11,974,403.36	(10,124,615.81)	(8,313,414,155.72)	22,560,322,775.58

CEI Consolidating Balance Sheet - December 31, 2004

	CEI Holding	CECONY Consolidated	Consolidated Orange and Rockland Utilities, Inc.	Con Edison Communications Consolidated	Con Edison Development	Con Edison Energy
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholder’s equity	8,015,079,895.43	6,116,348,036.58	387,764,729.71	57,928,775.04	527,744,781.91	13,670,842.92
Preferred stock of subsidiary	0.00	212,562,527.00	—	—	—	—
Long-term debt	524,819,545.59	5,235,368,288.90	345,691,328.35	—	454,081,437.83	—

TOTAL CAPITALIZATION	8,539,899,441.02	11,564,278,852.48	733,456,058.06	57,928,775.04	981,826,219.74	13,670,842.92

MINORITY INTEREST	—	—	—	—	39,772,172.38	—

NONCURRENT LIABILTIES
Obligations under capital leases	—	32,857,000.00	—	—	—	—
Provision for injuries and damages	—	170,440,144.09	9,629,912.39	—	—	—
Pension and retiree benefits	—	108,977,054.01	98,256,979.86	—	—	—
Superfund and other environmental costs	—	140,543,538.51	57,433,945.93	—	—	—
Noncurrent liabilities held for sale	—	—	—	4,909,983.79	—	—
Other noncurrent Liabilities	—	33,957,404.11	15,693,619.00	—	8,021,966.88	3,299,536.96

TOTAL NONCURRENT LIABILITIES	—	486,775,140.72	181,014,457.18	4,909,983.79	8,021,966.88	3,299,536.96

CURRENT LIABILITIES
Long-term debt due within one year	—	450,000,000.00	1,684,676.00	—	16,951,671.80	—
Notes payable	56,189,603.00	99,981,500.00	—	—	149,027.03	—
Accounts payable	9,065,869.66	737,768,559.77	66,470,132.06	—	3,062,850.06	58,783,643.83
Accounts payable to associated companies	3,076,426.70	40,411,277.93	40,625,356.42	—	6,563,353.76	8,784,256.49
Customer deposits	—	217,921,097.00	15,898,082.72	—	—	—
Accrued taxes	4,130,986.40	33,821,648.81	2,273,889.12	(4,275,296.95)	—	277,727.87
Accrued taxes-intercompany	64,818,393.00	24,274,000.00	—	—	(9,227,944.31)	203,910.39
Accrued interest	8,846,007.10	79,370,051.91	6,224,989.18	—	238,236.51	—
Accrued wages		81,418,859.40	6,621,754.40
Current liabilities held for sale	—	—	—	18,398,377.45	—	—
Other current liabilities	3,732,791.11	158,952,591.52	3,544,440.78	—	10,558,328.78	34,278,311.24

TOTAL CURRENT LIABILTIES	149,860,076.97	1,923,919,586.34	143,343,320.68	14,123,080.50	28,295,523.63	102,327,849.82

DEFERRED CREDITS AND REGULATORY LIABILITIES
Deferred income taxes and investment tax credits	(12,864,333.00)	3,346,182,213.02	198,205,856.85	(25,334,627.00)	212,017,938.08	(98,748.96)
Regulatory liabilities	—	1,867,839,783.48	127,064,291.27	—	—	—
Other deferred credits	—	55,331,817.54	8,009,684.72	—	—	—

TOTAL DEFERRED CREDITS AND REGULATORY LIABILITIES	(12,864,333.00)	5,269,353,814.04	333,279,832.84	(25,334,627.00)	212,017,938.08	(98,748.96)

TOTAL CAPITALIZATION AND LIABILITIES	8,676,895,184.99	19,244,327,393.58	1,391,093,668.76	51,627,212.33	1,269,933,820.71	119,199,480.74

	Con Edison Solutions	Corporate Consolidating Entries	Non-Regulated Company Eliminations	CEI Eliminations	Consolidated Edison, Inc.
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholder’s equity	57,380,311.63	11,974,403.29	—	(8,133,523,850.45)	7,054,367,926.06
Preferred stock of subsidiary	—	—	—	—	212,562,527.00
Long-term debt	1,060,480.36	—	—	—	6,561,021,081.03

TOTAL CAPITALIZATION	58,440,791.99	11,974,403.29	—	(8,133,523,850.45)	13,827,951,534.09

MINORITY INTEREST	(451,882.14)	—	—	—	39,320,290.24

NONCURRENT LIABILTIES
Obligations under capital leases	—	—	—	—	32,857,000.00
Provision for injuries and damages	—	—	—	—	180,070,056.48
Pension and retiree benefits	—	—	—	—	207,234,033.87
Superfund and other environmental costs	—	—	—	—	197,977,484.44
Noncurrent liabilities held for sale	—	—	—	—	4,909,983.79
Other noncurrent Liabilities	872,191.96	—	—	—	61,844,718.91

TOTAL NONCURRENT LIABILITIES	872,191.96	—	—	—	684,893,277.49

CURRENT LIABILITIES
Long-term debt due within one year	118,683.00	—	—	—	468,755,030.80
Notes payable	—	—	—	1.00	156,320,131.03
Accounts payable	45,113,709.58	—	(630.94)	(163,971.02)	920,100,163.00
Accounts payable to associated companies	919,896.48	—	(9,572,385.88)	(90,808,181.90)	—
Customer deposits	—	—	—	—	233,819,179.72
Accrued taxes	(170,218.46)	—	—	—	36,058,736.79
Accrued taxes-intercompany	2,259,956.69	—	—	(82,328,315.77)	—
Accrued interest	14,880.26	—	—	—	94,694,164.96
Accrued wages					88,040,613.80
Current liabilities held for sale	—	—	(551,598.99)	(6,589,837.58)	11,256,940.88
Other current liabilities	3,771,925.92	—	—	—	214,838,389.35

TOTAL CURRENT LIABILTIES	52,028,833.47	—	(10,124,615.81)	(179,890,305.27)	2,223,883,350.33

DEFERRED CREDITS AND REGULATORY LIABILITIES
Deferred income taxes and investment tax credits	7,920,447.43	—	—	—	3,726,028,746.42
Regulatory liabilities	—	—	—	—	1,994,904,074.75
Other deferred credits	—	—	—	—	63,341,502.26

TOTAL DEFERRED CREDITS AND REGULATORY LIABILITIES	7,920,447.43	—	—	—	5,784,274,323.43

TOTAL CAPITALIZATION AND LIABILITIES	118,810,382.71	11,974,403.29	(10,124,615.81)	(8,313,414,155.72)	22,560,322,775.58

CEI Consolidating Income Statement - For The Year Ended December 31, 2004

	CEI Holding	CECONY Consolidated	Consolidated Orange and Rockland Utilities, Inc.	Con Edison Communications Consolidated	Con Edison Development	Con Edison Energy
OPERATING REVENUES
Electric	—	6,153,798,236.84	499,100,699.82	—	—	—
Gas	—	1,302,602,231.31	204,266,988.27	—	—	—
Steam	—	550,191,203.22	—	—	—	—
Non-utility	—	—	—	—	416,542,833.80	27,985,909.94

TOTAL OPERATING REVENUES		8,006,591,671.37	703,367,688.09	—	416,542,833.80	27,985,909.94

OPERATING EXPENSES
Purchased power	—	3,063,339,881.72	247,359,840.56	—	90,501,069.42	(2,369,900.34)
Fuel	—	404,299,017.95	—	—	192,859,631.73	(233,424.90)
Gas purchased for resale	—	709,229,030.12	120,461,314.55	—	0.00	22,021,544.59
Other operations and maintenance	—	1,234,254,201.51	172,913,334.92	—	51,892,641.76	9,171,776.53
Depreciation and amortization	—	476,830,947.63	33,283,222.50	—	37,467,191.78	596,212.61
Taxes,other than income taxes	87.04	1,013,243,026.40	48,081,625.53	—	5,216,907.86	475,792.76
Income Taxes	(3,728,999.00)	280,363,161.53	16,769,727.01	—	(3,922,424.50)	(158,125.97)

TOTAL OPERATING EXPENSES	(3,728,911.96)	7,181,559,266.86	638,869,065.07	—	374,015,018.05	29,503,875.28

OPERATING INCOME	3,728,911.96	825,032,404.51	64,498,623.02	—	42,527,815.75	(1,517,965.34)

OTHER INCOME (DEDUCTIONS)
Investment and other income	544,616,049.24	38,764,744.50	1,478,636.49	—	(3,789,209.20)	1,204,531.94
Allowance for equity funds used during construction	—	24,686,227.26	327,127.91	—	—	—
Preferred stock dividend requirement of subsidiary		(11,323,256.56)
Other deductions	(1,562,357.06)	(12,863,014.02)	(699,990.48)	—	(342,010.13)	—
Income Taxes	17,473,527.00	2,606,851.00	(85,456.00)	—	—	—

TOTAL OTHER INCOME (DEDUCTIONS)	560,527,219.18	41,871,552.18	1,020,317.92	—	(4,131,219.33)	1,204,531.94

INTEREST EXPENSE
Interest on long-term debt	31,073,272.08	332,515,073.98	18,941,166.81	—	42,690,606.34	84,060.06
Other interest	477,246.27	33,855,181.77	1,216,782.19			(16,034.33)
Allowance for Borrowed Funds used During Construction	—	(17,490,822.56)	(284,100.85)	—	—	—

NET INTEREST EXPENSE	31,550,518.35	348,879,433.19	19,873,848.15	—	42,690,606.34	68,025.73

INCOME FROM CONTINUING OPERATIONS	532,705,612.79	518,024,523.50	45,645,092.79	—	(4,294,009.92)	(381,459.13)

LOSS FROM DISCONTINUED OPERATIONS	(1,096,181.20)	—	—	(10,990,581.34)	—	—

NET INCOME	531,609,431.59	518,024,523.50	45,645,092.79	(10,990,581.34)	(4,294,009.92)	(381,459.13)

	Con Edison Solutions	Corporate Consolidating Entries	Non-Regulated Company Eliminations	CEI Eliminations	Consolidated Edison, Inc.
OPERATING REVENUES
Electric	—	—	—	(1,022,176.50)	6,651,876,760.16
Gas	—	—	—	(26,334.58)	1,506,842,885.00
Steam	—	—	—	—	550,191,203.22
Non-utility	626,183,689.17	—	(12,527,367.33)	(8,605,325.75)	1,049,579,739.83

TOTAL OPERATING REVENUES	626,183,689.17	—	(12,527,367.33)	(9,653,836.83)	9,758,490,588.21

OPERATING EXPENSES
Purchased power	570,812,280.73	—	—	(8,605,325.70)	3,961,037,846.39
Fuel	—	—	—	—	596,925,224.78
Gas purchased for resale	6,693,090.40	—	(6,241,267.89)	—	852,163,711.77
Other operations and maintenance	33,258,230.47	—	(6,286,099.44)	(1,048,511.08)	1,494,155,574.67
Depreciation and amortization	3,032,150.28	476,289.56	—	—	551,686,014.36
Taxes,other than income taxes	13,059,927.60	—	—	—	1,080,077,367.19
Income Taxes	2,533,281.16	—	—	—	291,856,620.23

TOTAL OPERATING EXPENSES	629,388,960.64	476,289.56	(12,527,367.33)	(9,653,836.78)	8,827,902,359.39

OPERATING INCOME	(3,205,271.47)	(476,289.56)	—	(0.05)	930,588,228.82

OTHER INCOME (DEDUCTIONS)
Investment and other income	6,832,496.07	(2,336,593.26)	—	(544,599,698.20)	42,170,957.58
Allowance for equity funds used during construction	—	—	—	—	25,013,355.17
Preferred stock dividend requirement of subsidiary					(11,323,256.56)
Other deductions	48,818.84	—	—	1,751,100.59	(13,667,452.26)
Income Taxes	—	—	—	—	19,994,922.00

TOTAL OTHER INCOME (DEDUCTIONS)	6,881,314.91	(2,336,593.26)	—	(542,848,597.61)	62,188,525.93

INTEREST EXPENSE
Interest on long-term debt	322,140.70	—	—	—	425,626,319.97
Other interest	16,034.33				35,549,210.23
Allowance for Borrowed Funds used During Construction	—	—	—	—	(17,774,923.41)

NET INTEREST EXPENSE	338,175.03	—	—	—	443,400,606.79

INCOME FROM CONTINUING OPERATIONS	3,337,868.41	(2,812,882.82)	—	(542,848,597.66)	549,376,147.96

LOSS FROM DISCON TINUED OPERATIONS	—	209,512.17	—	—	(11,877,250.37)

NET INCOME	3,337,868.41	(2,603,370.65)	—	(542,848,597.66)	537,498,897.59

Orange and Rockland Utilities Consolidating Balance Sheet - December 31, 2004

	Orange and Rockland Utilities	Rockland Electric Consolidated	Pike County Light and Power	Clove Developmental Corp.	ORDEVCO	ORED	ORU Eliminations	Consolidated Orange and Rockland Utilities, Inc.
ASSETS
UTILITY PLANT
Utility Plant	1,052,006,580.89	206,322,519.34	11,330,645.54	—	—	—	(227,527.71)	1,269,432,218.06
Less: Accumulated depreciation	(321,183,209.25)	(57,997,448.66)	(2,962,613.79)	—	—	—	—	(382,143,271.70)
Construction work in progress	22,741,457.32	2,149,301.10	638,766.14	—	—	—	—	25,529,524.56

NET UTILITY PLANT	753,564,828.96	150,474,371.78	9,006,797.89	—	—	—	(227,527.71)	912,818,470.92

NON-UTILITY PLANT
Non-utility property less accumulated depreciation	(21,922.93)	—	—	—	400,286.66		—	378,363.73

NET PLANT	753,542,906.03	150,474,371.78	9,006,797.89	—	400,286.66	—	(227,527.71)	913,196,834.65

CURRENT ASSETS
Cash and temporary cash investments	5,858,127.60	26,001,346.25	93,035.84	15,765,018.85	68,547.73	—	(35,775,000.00)	12,011,076.27
Restricted cash	800,000.00	1,049,762.14	—	—	—	—	—	1,849,762.14
Accounts receivable- customers, less allowance for uncollectible accounts	41,645,992.30	7,959,461.81	602,624.81	—	—	—	—	50,208,078.92
Accrued unbilled revenue	22,214,868.88	5,464,132.00	603,884.59	—	—	—	—	28,282,885.47
Other receivables, less allowance for uncollectible accounts	(303,380.21)	2,426,274.70	109,446.00	2,500,000.00	—	—	—	4,732,340.49
Receivables from affiliated companies	40,998,553.83	7,082,955.45	1,737,165.80	—	35,161.00	—	(24,876,149.38)	24,977,686.70
Fuel oil, at average cost	—	—	—	—	—	—	—	—
Gas in storage, at average cost	42,528,760.70	—	—	—	—	—	—	42,528,760.70
Materials and supplies, at average cost	4,416,239.25	1,103,749.63	78,000.62	—	—	—	—	5,597,989.50
Prepayments	11,314,221.08	727,376.45	156,404.61	—	(943.57)	—	—	12,197,058.57
Other current assets	19,695,044.64	6,000.00	—	—	—	—	—	19,701,044.64

TOTAL CURRENT ASSETS	189,168,428.07	51,821,058.43	3,380,562.27	18,265,018.85	102,765.16	—	(60,651,149.38)	202,086,683.40

INVESTMENTS
Investment in Subsidiaries	132,915,553.52	—	—	—	—	—	(132,915,553.64)	(0.12)

INVESTMENTS	132,915,553.52	—	—	—	—	—	(132,915,553.64)	(0.12)

DEFERRED CHARGES, REGULATORY ASSETS and NONCURRENT ASSETS
Regulatory Assets	155,383,352.95	97,607,550.47	1,064,155.06	—	—	—	—	254,055,058.48
Other deferred charges and noncurrent assets	18,081,360.08	3,286,807.98	386,924.29	—	—	—	—	21,755,092.35

TOTAL DEFERRED CHARGES, REGULATORY ASSETS AND NONCURRENT ASSETS	173,464,713.03	100,894,358.45	1,451,079.35	—	—	—	—	275,810,150.83

TOTAL ASSETS	1,249,091,600.65	303,189,788.66	13,838,439.51	18,265,018.85	503,051.82	—	(193,794,230.73)	1,391,093,668.76

Orange and Rockland Utilities Consolidating Balance Sheet - December 31, 2004

	Orange and Rockland Utilities	Rockland Electric Consolidated	Pike County Light and Power	Clove Developmental Corp.	ORDEVCO	ORED	ORU Eliminations	Consolidated Orange and Rockland Utilities, Inc.
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholder’s equity	387,764,729.83	112,015,317.05	3,229,797.58	18,185,548.85	(287,582.25)	—	(133,143,081.35)	387,764,729.71
Long-term debt	277,935,490.62	64,555,837.73	3,200,000.00	—	—	—	—	345,691,328.35

TOTAL CAPITALIZATION	665,700,220.45	176,571,154.78	6,429,797.58	18,185,548.85	(287,582.25)	—	(133,143,081.35)	733,456,058.06

NONCURRENT LIABILITIES
Provision for injuries and damages	9,484,574.81	145,337.58	—	—	—	—	—	9,629,912.39
Pension and retiree benefits	87,249,760.47	10,694,305.79	312,913.60	—	—	—	—	98,256,979.86
Superfund and other environmental costs	57,433,945.93	—	—	—	—	—	—	57,433,945.93
Other noncurrent Liabilities	15,693,619.00	—	—	—	—	—	—	15,693,619.00

TOTAL NONCURRENT LIABILITIES	169,861,900.21	10,839,643.37	312,913.60	—	—	—	—	181,014,457.18

CURRENT LIABILITIES
Long-term debt due within one year	—	1,684,676.00	—	—	—	—	—	1,684,676.00
Notes payable	35,775,000.00	—	—	—	—	—	(35,775,000.00)	—
Accounts payable	60,463,180.46	5,917,384.61	47,786.83	—	41,780.16	—	—	66,470,132.06
Accounts payable to associated companies	42,696,229.57	19,832,838.01	2,857,007.08	79,470.00	35,961.14	—	(24,876,149.38)	40,625,356.42
Customer deposits	13,446,859.49	2,338,657.84	112,565.39	—	—	—	—	15,898,082.72
Accrued taxes	1,834,601.14	438,207.40	1,080.58	—	—	—	—	2,273,889.12
Accrued interest	4,474,590.96	1,685,540.23	64,857.99	—	—	—	—	6,224,989.18
Accrued wages	6,621,754.40							6,621,754.40
Other current liabilities	1,786,360.59	1,650,027.89	—	—	108,052.30	—	—	3,544,440.78

TOTAL CURRENT LIABILITIES	167,098,576.61	33,547,331.98	3,083,297.87	79,470.00	185,793.60	—	(60,651,149.38)	143,343,320.68

DEFERRED CREDITS AND REGULATORY LIABILITIES
Deferred income taxes and investment tax credits	138,257,282.00	58,923,331.85	1,535,103.00	—	(509,860.00)	—	—	198,205,856.85
Regulatory liabilities	102,870,564.40	21,993,468.79	2,200,258.08	—	—	—	—	127,064,291.27
Other deferred credits	5,303,056.98	1,314,857.89	277,069.38	—	1,114,700.47	—	—	8,009,684.72

TOTAL DEFERRED CREDITS AND REGULATORY LIABILITIES	246,430,903.38	82,231,658.53	4,012,430.46	—	604,840.47	—	—	333,279,832.84

TOTAL CAPITALIZATION AND LIABILITIES	1,249,091,600.65	303,189,788.66	13,838,439.51	18,265,018.85	503,051.82	—	(193,794,230.73)	1,391,093,668.76

Orange and Rockland Utilities Consolidating Income Statement - For the Year Ended December 31, 2004

	Orange and Rockland Utilities	Rockland Electric Consolidated	Pike County Light and Power	Clove Developmental Corp.	ORDEVCO	ORED	ORU Eliminations	Consolidated Orange and Rockland Utilities, Inc.
OPERATING REVENUES
Electric	368,129,382.71	149,184,007.57	6,670,428.39	—	—	—	(24,883,118.85)	499,100,699.82
Gas	204,637,085.38	—	1,281,319.78	—	—	—	(1,651,416.89)	204,266,988.27

TOTAL OPERATING REVENUES	572,766,468.09	149,184,007.57	7,951,748.17	—	—	—	(26,534,535.74)	703,367,688.09

OPERATING EXPENSES
Purchased power	180,785,265.23	84,072,925.30	4,093,304.13	—	—	—	(21,591,654.10)	247,359,840.56
Gas purchased for resale	120,482,263.33	—	1,075,380.86	—	—	—	(1,096,329.64)	120,461,314.55
Other operations and maintenance	140,068,981.63	34,985,333.25	1,573,221.54	367.00	131,983.50	—	(3,846,552.00)	172,913,334.92
Depreciation and amortization	30,166,359.32	2,846,517.00	270,346.18	—	—	—	—	33,283,222.50
Taxes,other than income taxes	39,737,318.14	7,935,605.27	405,742.38	—	2,959.74	—	—	48,081,625.53
Income Taxes	9,571,793.00	7,218,216.89	15,416.12	116,646.00	(152,345.00)	—	—	16,769,727.01

TOTAL OPERATING EXPENSES	520,811,980.65	137,058,597.71	7,433,411.21	117,013.00	(17,401.76)	—	(26,534,535.74)	638,869,065.07

OPERATING INCOME	51,954,487.44	12,125,409.86	518,336.96	(117,013.00)	17,401.76	—	—	64,498,623.02

OTHER INCOME (DEDUCTIONS)
Investment and other income	11,743,719.37	313,931.03	136,598.41	365,242.95	3,035.34	—	(11,083,890.61)	1,478,636.49
Allowance for equity funds used during construction	135,232.97	182,355.35	9,539.59	—	—	—	—	327,127.91
Other deductions	(536,450.47)	(147,910.42)	(15,629.59)	—	—	—	—	(699,990.48)
Income Taxes	(197,892.00)	162,626.00	(31,339.00)	(31,602.00)	12,751.00	—	—	(85,456.00)

TOTAL OTHER INCOME (DEDUCTIONS)	11,144,609.87	511,001.96	99,169.41	333,640.95	15,786.34	—	(11,083,890.61)	1,020,317.92

INTEREST EXPENSE
Interest on long-term debt	17,069,604.55	1,630,843.92	240,718.34	—	—	—	—	18,941,166.81
Other interest	531,581.25	1,100,002.92	28,747.75				(443,549.73)	1,216,782.19
Allowance for Borrowed Funds used During Construction	(147,181.16)	(110,849.66)	(26,070.03)	—	—	—	—	(284,100.85)

NET INTEREST EXPENSE	17,454,004.64	2,619,997.18	243,396.06	—	—	—	(443,549.73)	19,873,848.15

NET INCOME	45,645,092.67	10,016,414.64	374,110.31	216,627.95	33,188.10	—	(10,640,340.88)	45,645,092.79

Consolidated Edison Development, Inc. - Consolidating Balance Sheet - December 31, 2004

	Consolidated Edison Development, Inc	Elimination	CED Generation Holding Company, LLC	Consolidated Edison Energy of Massachusetts, Inc.	Consolidated Edison Development Inc.	Consolidated Edison Leasing LLC	Consolidated Edison Development Guatemala, Ltd.
NON-UTILITY PLANT
Unregulated generating assets less accumulated Depreciation	823,717,368.73	(10,735,939.73)	113,811,121.31	38,171,633.83	54,385.00	—	—
Non-utility property less accumulated depreciation	6,021,745.63	—	—	8,610.34	27,923.29	—	—
Non-utility property held for sale	18,000,000.00				18,000,000.00
Construction work in progress		—	—		—	—	—

NET PLANT	847,739,114.36	(10,735,939.73)	113,811,121.31	38,180,244.17	18,082,308.29	—	—

CURRENT ASSETS
Cash and temporary cash investments	3,769,331.10	—	1,484,554.11	(5,245.03)	(3,823.78)		1,932,646.19
Restricted cash	15,812,987.48		15,300,611.06
Accounts receivable - customers, less allowance for uncollectible accounts	8,780,419.67	(17,882,215.75)	8,786,316.58		(33,646,231.73)
Other receivables, less allowance for uncollectible accounts	306,389.50	—	306,389.50		—
Receivables from affiliated companies	21,880,023.34	(416,652,989.91)	3,914,608.87	2,104,259.25	268,695,559.54	63,820,008.31
Fuel oil, at average cost	7,811,942.46		925,321.01	3,726,805.70
Materials and supplies, at average cost	5,330,827.38		644,334.75	1,957,808.89
Prepayments	4,679,984.81		381,995.98	284,929.13	379,450.06

TOTAL CURRENT ASSETS	68,371,905.74	(434,535,205.66)	31,744,131.86	8,068,557.94	235,424,954.09	63,820,008.31	1,932,646.19

INVESTMENTS
Other Investments	247,500,172.24	(433,349,674.44)			437,297,657.13	98,378,307.20	10,753,080.27

INVESTMENTS	247,500,172.24	(433,349,674.44)	—	—	437,297,657.13	98,378,307.20	10,753,080.27

DEFERRED CHARGES, REGULATORY ASSETS and NONCURRENT ASSETS
Intangible assets, less accumulated amortization	98,378,897.74	—	99,111,304.18	—	—	—	—
Other deferred charges and noncurrent assets	7,943,730.64	—	987,255.64	—	51,325.00	—	—

TOTAL DEFERRED CHARGES, REGULATORY ASSETS AND NONCURRENT ASSETS	106,322,628.38	—	100,098,559.82	—	51,325.00	—	—

TOTAL ASSETS	1,269,933,820.72	(878,620,819.83)	245,653,812.99	46,248,802.11	690,856,244.51	162,198,315.51	12,685,726.46

	CED Ada, Inc.	Con Edison Leasing LLC	CED/SCS Newington, LLC	CEDST, LLC	CEEMI Expansion, Inc.	Ocean Peaking Power, LLC	CED Rock Springs, Inc.
NON-UTILITY PLANT
Unregulated generating assets less accumulated Depreciation	—	—	339,719,350.20	—	58,101,687.06	141,325,008.97	143,270,122.09
Non-utility property less accumulated depreciation	—	—	—	—	—	5,985,212.00	—
Non-utility property held for sale						—
Construction work in progress	—	—	—	—		—	—

NET PLANT	—	—	339,719,350.20	—	58,101,687.06	147,310,220.97	143,270,122.09

CURRENT ASSETS
Cash and temporary cash investments			381,126.07		(3,392.00)	(10,028.62)	(6,505.84)
Restricted cash			512,376.42
Accounts receivable - customers, less allowance for uncollectible accounts			50,332,066.79		532,597.00	61,146.00	596,740.78
Other receivables, less allowance for uncollectible accounts			—		—	—	—
Receivables from affiliated companies		63,351,251.08	6,559,750.19	12,691,206.03	807,021.72	10,723,873.78	5,865,474.48
Fuel oil, at average cost			3,044,032.09		115,783.66
Materials and supplies, at average cost					17,654.61	1,355,514.56	1,355,514.57
Prepayments			756,727.92		64,340.86	2,185,271.05	627,269.81

TOTAL CURRENT ASSETS	—	63,351,251.08	61,586,079.48	12,691,206.03	1,534,005.85	14,315,776.77	8,438,493.80

INVESTMENTS
Other Investments	11,794,379.71	116,513,770.05		6,112,652.32	—	—	—

INVESTMENTS	11,794,379.71	116,513,770.05	—	6,112,652.32	—	—	—

DEFERRED CHARGES, REGULATORY ASSETS and NONCURRENT ASSETS
Intangible assets, less accumulated amortization	—	—	(732,406.44)	—	—	—	—
Other deferred charges and noncurrent assets	—	—	6,905,150.00	—	—	—	—

TOTAL DEFERRED CHARGES, REGULATORY ASSETS AND NONCURRENT ASSETS	—	—	6,172,743.56	—	—	—	—

TOTAL ASSETS	11,794,379.71	179,865,021.13	407,478,173.24	18,803,858.35	59,635,692.91	161,625,997.74	151,708,615.89

Consolidated Edison Development, Inc. - Balance Sheet - December 31, 2004

	Consolidated Edison Development, Inc	Elimination	CED Generation Holding Company, LLC	Consolidated Edison Energy of Massachusetts, Inc.	Consolidated Edison Development Inc.	Consolidated Edison Leasing LLC	Consolidated Edison Development Guatemala, Ltd.
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholder’s equity	527,744,781.91	(444,089,807.15)	72,248,574.65	19,630,688.56	538,098,434.39	79,394,760.97	13,150,071.49
Long-term debt	454,081,437.83	—	114,725,001.00	—	—	3,242,315.94	—

TOTAL CAPITALIZATION	981,826,219.74	(444,089,807.15)	186,973,575.65	19,630,688.56	538,098,434.39	82,637,076.91	13,150,071.49

MINORITY INTEREST	39,772,172.38	—	30,344,349.42	—	—	—	100.00

NONCURRENT LIABILTIES
Other noncurrent Liabilities	8,021,966.88	(400,949,405.06)	2,266,051.60	24,350,853.21	142,334,832.01	—	—

TOTAL NONCURRENT LIABILITIES	8,021,966.88	(400,949,405.06)	2,266,051.60	24,350,853.21	142,334,832.01	—	—

CURRENT LIABILITIES
Long-term debt due within one year	16,951,671.80	—	13,670,000.00	—	—	140,969.92	—
Notes payable	149,027.03	—	—	1,527.03	47,500.00	—	100,000.00
Accounts payable	3,062,850.06	—	2,900,504.89	(4,837.30)	—	—	900.00
Accounts payable to associated companies	6,563,353.76	(15,703,584.31)	28,165.76	20,106.59	14,118,858.64	—	—
Accrued taxes-intercompany	(9,227,944.31)	(17,882,215.75)	556,077.00	1,160,915.00	6,885,636.44	—	—
Accrued interest	238,236.51		238,236.51
Other current liabilities	10,558,328.78	4,192.43	1,602,750.75	1,985,689.88	1,215,767.88	—	(5,000.00)

TOTAL CURRENT LIABILTIES	28,295,523.63	(33,581,607.63)	18,995,734.91	3,163,401.20	22,267,762.96	140,969.92	95,900.00

DEFERRED CREDITS AND REGULATORY LIABILITIES
Deferred income taxes and investment tax credits	212,017,938.08	—	7,074,101.41	(896,140.86)	(11,844,784.85)	79,420,268.68	(560,345.03)

TOTAL DEFERRED CREDITS AND REGULATORY LIABILITIES	212,017,938.08	—	7,074,101.41	(896,140.86)	(11,844,784.85)	79,420,268.68	(560,345.03)

TOTAL CAPITALIZATION AND LIABILITIES	1,269,933,820.71	(878,620,819.84)	245,653,812.99	46,248,802.11	690,856,244.51	162,198,315.51	12,685,726.46

	CED Ada, Inc.	Con Edison Leasing LLC	CED/SCS Newington, LLC	CEDST, LLC	CEEMI Expansion, Inc.	Ocean Peaking Power, LLC	CED Rock Springs, Inc.
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common shareholder’s equity	11,742,736.71	90,599,623.95	(39,275,357.70)	13,230,977.50	23,706,600.92	74,380,832.81	74,926,644.81
Long-term debt	—	3,183,326.85	332,930,794.04	—	—	—	—

TOTAL CAPITALIZATION	11,742,736.71	93,782,950.80	293,655,436.34	13,230,977.50	23,706,600.92	74,380,832.81	74,926,644.81

MINORITY INTEREST	—	—	9,427,722.96	—	—	—	—

NONCURRENT LIABILTIES
Other noncurrent Liabilities	—	—	69,575,170.65	927,399.00	23,187,104.97	79,001,655.31	67,328,305.19

TOTAL NONCURRENT LIABILITIES	—	—	69,575,170.65	927,399.00	23,187,104.97	79,001,655.31	67,328,305.19

CURRENT LIABILITIES
Long-term debt due within one year	—	225,313.00	2,915,388.88	—	—	—	—
Notes payable	—	—	—	—	—	—	—
Accounts payable	—	—	—	—	—	166,282.47	—
Accounts payable to associated companies	—	—	4,426,884.79	—	2,230,460.57	36,877.64	1,405,584.08
Accrued taxes-intercompany	51,643.00	—	—	—	—	—	—
Accrued interest
Other current liabilities	—	(9.69)	2,504,360.82	—	307,266.92	1,264,154.72	1,679,155.07

TOTAL CURRENT LIABILTIES	51,643.00	225,303.31	9,846,634.49	—	2,537,727.49	1,467,314.83	3,084,739.15

DEFERRED CREDITS AND REGULATORY LIABILITIES
Deferred income taxes and investment tax credits	—	85,856,767.02	24,973,208.80	4,645,481.85	10,204,259.53	6,776,194.79	6,368,926.74

TOTAL DEFERRED CREDITS AND REGULATORY LIABILITIES	—	85,856,767.02	24,973,208.80	4,645,481.85	10,204,259.53	6,776,194.79	6,368,926.74

TOTAL CAPITALIZATION AND LIABILITIES	11,794,379.71	179,865,021.13	407,478,173.24	18,803,858.35	59,635,692.91	161,625,997.74	151,708,615.89

Consolidated Edison Development, Inc. - Consolidating Income Statement - For the Year Ended December 31, 2004

	Consolidated Edison Development, Inc	Elimination	CED Generation Holding Company, LLC	Consolidated Edison Energy of Massachusetts, Inc.	Consolidated Edison Development Inc.	Consolidated Edison Leasing LLC	Consolidated Edison Development Guatemala, Ltd.
OPERATING REVENUES
Non-utility	416,542,833.80	7,293,211.53	73,646,064.60	14,579,127.53	(7,260,476.62)	4,401,100.40	161,627.15

TOTAL OPERATING REVENUES	416,542,833.80	7,293,211.53	73,646,064.60	14,579,127.53	(7,260,476.62)	4,401,100.40	161,627.15

OPERATING EXPENSES
Purchased power	90,501,069.42	—	—	—	—	—	—
Fuel	192,859,631.73	—	28,911,333.38	4,520,739.80	—	—	—
Other operations and maintenance	51,892,641.76	—	9,564,108.57	7,410,447.32	8,248,969.20	—	701.40
Depreciation and amortization	37,467,191.78	—	16,265,488.85	1,804,538.23	67,670.41	—	—
Taxes, other than income taxes	5,216,907.86	—	1,273,846.77	920,192.50	—	—	—
Income Taxes	(3,922,424.50)	—	1,671,984.20	(795,601.16)	3,724,864.95	1,777,407.12	(1,088,796.44)

TOTAL OPERATING EXPENSES	374,015,018.05	—	57,686,761.77	13,860,316.69	12,041,504.56	1,777,407.12	(1,088,095.04)

OPERATING INCOME	42,527,815.75	7,293,211.53	15,959,302.83	718,810.84	(19,301,981.18)	2,623,693.28	1,249,722.19

OTHER INCOME (DEDUCTIONS)
Investment and other income	(3,789,209.20)	(18,406,682.35)	(1,792,792.00)	—	16,733,955.50	763,255.17	(2,823,671.53)
Other deductions	(342,010.13)	—	(843,880.36)	—	—	—	—

TOTAL OTHER INCOME (DEDUCTIONS)	(4,131,219.33)	(18,406,682.35)	(2,636,672.36)	—	16,733,955.50	763,255.17	(2,823,671.53)

INTEREST EXPENSE
Interest on long-term debt	42,690,606.34	(18,406,651.71)	12,726,223.57	1,868,920.99	1,674,332.16	—	47,254.80

NET INTEREST EXPENSE	42,690,606.34	(18,406,651.71)	12,726,223.57	1,868,920.99	1,674,332.16	—	47,254.80

NET INCOME	(4,294,009.92)	7,293,180.89	596,406.90	(1,150,110.15)	(4,242,357.84)	3,386,948.45	(1,621,204.14)

	CED Ada, Inc.	Con Edison Leasing LLC	CED/SCS Newington, LLC	CEDST, LLC	CEEMI Expansion, Inc.	Ocean Peaking Power, LLC	CED Rock Springs, Inc.
OPERATING REVENUES
Non-utility	—	8,735,554.00	175,780,913.98	—	5,951,314.39	74,226,021.45	59,028,375.39

TOTAL OPERATING REVENUES	—	8,735,554.00	175,780,913.98	—	5,951,314.39	74,226,021.45	59,028,375.39

OPERATING EXPENSES
Purchased power	—	—	17,748,902.44	—	—	36,376,083.49	36,376,083.49
Fuel	—	—	132,483,651.88	—	1,247,507.61	16,509,349.48	9,187,049.58
Other operations and maintenance	—	—	17,174,215.81	83,715.08	2,818,927.62	3,376,354.61	3,215,202.15
Depreciation and amortization	—	—	9,054,019.66	1,340,784.48	1,552,867.65	3,782,293.80	3,599,528.70
Taxes, other than income taxes	—	—	323,698.52	—	1,742,544.58	299,397.94	657,227.55
Income Taxes	331,835.29	3,548,061.24	(14,046,608.46)	(1,545,914.30)	(1,358,491.02)	3,613,970.43	244,863.65

TOTAL OPERATING EXPENSES	331,835.29	3,548,061.24	162,737,879.85	(121,414.74)	6,003,356.44	63,957,449.75	53,279,955.12

OPERATING INCOME	(331,835.29)	5,187,492.76	13,043,034.13	121,414.74	(52,042.05)	10,268,571.70	5,748,420.27

OTHER INCOME (DEDUCTIONS)
Investment and other income	811,533.00	740,429.36	14,116.47	170,647.18	—	—	—
Other deductions	—	—	501,870.23	—	—	—	—

TOTAL OTHER INCOME (DEDUCTIONS)	811,533.00	740,429.36	515,986.70	170,647.18	—	—	—

INTEREST EXPENSE
Interest on long-term debt	—	—	32,877,874.97	—	1,911,774.14	5,051,442.94	4,939,434.48

NET INTEREST EXPENSE	—	—	32,877,874.97	—	1,911,774.14	5,051,442.94	4,939,434.48

NET INCOME	479,697.71	5,927,922.12	(19,318,854.14)	292,061.92	(1,963,816.19)	5,217,128.76	808,985.79

Exhibit B

ORGANIZATION CHART

REFERENCE IS MADE TO ITEMS 1 AND 4 OF THIS FORM U-3A-2 FOR A DESCRIPTION OF THE COMPANIES IN CLAIMANT’S HOLDING COMPANY SYSTEM, INCLUDING INTERESTS IN SUBSIDIARIES.

CLAIMANT

A. Con Edison	B. O&R	C. CES	D. CEDI	E. CEEI	F. CEC Holding	G. Merger Subs	H. Ambient
A.1-DIDCO	B.l-RECO	C.1-CAO	D.1-CEDG	E.1. CSSI	F.1. CEC Member
B.l.a-Transition Funding
A.2-DCK	B.2.-Pike	C.2 -IPE	D.1.a-EPCA		F.2. CECI
A.3-Honeoye	B.3.-Clove		D.1.a. (i)-GENOR (FUCO)		F.3. CECLLC
A.4-SHL	B.4.-ORDEVCO		D.2-CEL		F.3.a. CECOV
D.3-CELLC
D.4-CEDA
D.4.a.-CDA
D.4.a. (I)-ACLP
D.5-CED/SCS
D.5.a-NELLC (EWG)
D.6.-CED Holding
D.6.a.-CED Operating
D.6.b.-CEDL
D.6.c.-CGCL
D.6.d.-Lakewood Cogen (EWG)
D.7.-OPP (EWG)
D.8.-CEEMI (EWG)
D.9.-CEDST
D.9.a-CED42
D.10-CEDRS (EWG)
D.11-CEDAF
D.12.-CED Holding II